ENERGYTEC, INC.

October 11, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark Wojciechowski, Staff Accountant
Mail Stop 7010

Re:	Energytec, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006, Filed April 17, 2007
Form 10-Q for the Quarterly Period Ended June 30, 2007, Filed August 14, 2007
SEC File No. 000-50072

Dear Mr. Wojiechowski:

Energytec, Inc. (the “Company”) has received the comment letter from the staff of the Commission dated September 18, 2007 (“Comment Letter”) pertaining to the above referenced filings on Form 10-K and Form 10-Q (the “Filings”).

This letter contains the Company’s responses to the comment letter. To assist the staff of the Commission in completing its review of the responses, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.	If you determine it is necessary to file amended documents, please ensure you include the revised disclosures you propose to make in future filings, or revise those disclosures you acknowledge are not clear in their explanation as noted in your responses to comments 2, 3, 4, 7 and 11. Any amendments should also include revised disclosures you agreed to provide via discussions with our petroleum engineer.

Response: We did not determine it necessary to file amended documents. Revised disclosures will be provided in all subsequent filings.

Securities and Exchange Commission

Division of Corporation Finance.

Attention: Mark Wojciechowski

Re: Energytec, Inc., File No. 0-50072

October 11, 2007

Properties, page 21

Talco/Trix-Liz Field and Sulphur Bluff Field, page 22

2.	In your response to comment one from our letter dated August 20, 2007 you explain that for purposes of impairment testing, the unproved properties within Sulphur Bluff were combined with unproved properties in other fields. Please tell us and revise your accounting policy disclosure to explain at what level you perform impairment testing and determine depletion (i.e. well, field, area, etc). See paragraph 10 of SFAS 144, and paragraphs 28 of SFAS 19 for further guidance.

Response: In accordance with paragraph 28 of SFAS 19, it may not be practical to assess impairment of individual unproved properties whose acquisition costs are not significant on a property by property basis. Alternatively, such properties may be assessed in the aggregate or in groups based upon the experience of the Company, lease terms, average holding period of unproved properties, etc. Additionally, pursuant to paragraph 10 of SFAS 144, assets shall be grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

Unproved properties, including unproved properties within SulphurSulphur Bluff were combined for impairment assessment, under this guidance. As indicated in our previous response, proved properties were assessed for impairment on a property by property basis utilizing independent reserve reports.

Notes to Consolidated Financial Statements, page F-8

Note 1 Summary of Significant Accounting Policies, page F-8

Method of Accounting for Oil and Gas Properties, page F-9

3.	Your response to comment five explains that you amortize capitalized exploratory drilling and development costs using the units–of-production method, on the basis of total units of proved oil and gas reserves, in accordance with paragraph 20 of SFAS 19. Please note that paragraph 35 of SFAS 19 requires capitalized exploratory drilling and development costs be amortized on the basis of proved developed reserves rather than total proved reserves. Please ensure your accounting policy disclosure is consistent with the guidance in paragraph 35 of SFAS 19; and if necessary, revise your financial statements to comply with such guidance.

Response: We previously responded specifically to your comment with regard to paragraph 30 of SFAS 19. However, we confirm to you that our accounting policy is consistent with the guidance in SFAS 19 and specifically with paragraph 35 whereby the amortization of capitalized exploratory drilling and development costs using the units-of-production method is based on total units of proved developed reserves. As indicated in our previous response, we appreciate your comments and we will expand our disclosure in all future filings.

Securities and Exchange Commission

Division of Corporation Finance.

Attention: Mark Wojciechowski

Re: Energytec, Inc., File No. 0-50072

October 11, 2007

4.	We note your response to comment six and your proposal to revise future filings to include a subtotal captioned ‘Income (loss) from exploration and development’, a separate line item for loss on sale of long lived assets, and a total captioned ‘Income (loss) from operations’. At this time we are unable to agree with your proposal, and request that you revise your financial statements and disclosures to comply with the guidance in paragraph 45 of SFAS 144, and file amended documents to provide such revised information. As necessary, you may provide expanded disclosures to explain to readers the differences between your current and previous asset sales.

Response: Management of Energytec, along with its Board of Directors believes that the presentation of the loss on sale of long lived assets, as presented in our previous filings, is more informative and meaningful to the readers of our financial statements, than burying the effects of such sales in “Income (loss) from Operations” because:

•	The sales and resulting loss were precipitated by the current distressed financial condition of the Company;

•	Such sales would not have been contemplated in the normal course of business if the financial condition of the Company was healthy;

•	Such sales needed to be distinguished from the previous practice of selling working interests to generate profits;

•	Shareholders and investors need to be able to clearly determine the income or loss from the oil and gas operations which would be expected to occur in the normal course of business.

•	The amount addressed in your original comment is not material to either presentation.

Further, amending previous filings to change the presentation of losses from “Other income (expense)” to “Expenses” as a component of “Loss from Operations” will not impact the net loss, loss per share, changes in shareholders’ equity, or cash flows for either of the periods under discussion.

As indicated in our previous comments, we will consider revising the presentation in future filings.

Asset Retirement Obligations, page F-16

5.	Your response to comment nine explains that the amount related to asset retirement obligations presented within the statements of cash flows for the year ended December 31, 2006 represents the change in the asset retirement obligation during the year. We note this presentation differs from your presentation in prior years. Specifically, the amount presented for the year ended December 31, 2006 is net of dispositions and liabilities incurred, whereas, in prior years the amount presented within the statement of cash flows is the payment amount. Please tell us why you have changed the presentation for the year ended December 31, 2006, and explain to us where the dispositions and liabilities incurred in prior periods are recorded within the statements of cash flows.

Securities and Exchange Commission

Division of Corporation Finance.

Attention: Mark Wojciechowski

Re: Energytec, Inc., File No. 0-50072

October 11, 2007

Response: For the years ended December 31, 2004 and 2005, there were no dispositions, as is reflected in the table on page F-16.

Liabilities incurred during the years ended December 31, 2004 and 2005, were associated with the acquisition of our Como Field and drilling of a significant number of new wells. For presentation of cash flows, the increase to oil and gas properties from recognition of the related asset retirement obligation, which we considered to be an investing activity, was eliminated as a non-cash transaction. The presentation of the change in the asset retirement obligation, net of the increase associated with the acquisitions, is reflected as a change in asset retirement obligation consistent with the presentation for the year ended December 31, 2006.

Note 9 - Drilling Program, page F-27

6.	It appears from your response to comment 10 that the well sites sold were not specifically identified within the agreement, and that revenue from the sale of the well sites is deferred and recognized when the wells are drilled and completed. Please tell us the accounting literature you relied upon in concluding deferral of the revenue from the sale of the well sites was appropriate.

Response: In accordance with revenue recognition guidance, management determined that the company had not satisfied all of the requirements necessary to recognize revenue as earned under the drilling program, or with regard to the sale of the well sites, without significant contingencies or further services, including but not limited to the actual assignment of the interest in the well sites and, most importantly, drilling the required wells.

If you have any questions on our response, please do not hesitate to call.

Sincerely,

/s/ Dorothea W. Krempein
Dorothea W. Krempein, CFO

STATEMENT OF ENERGYTEC, INC.

Energytec, Inc. hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	Energytec is responsible for the adequacy and accuracy of the disclosure in its filings on Form 10-K and Form 10-Q and any amendment thereto (collectively the “Filings”);

•	Comments from the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Filings; and

•

Energytec may not assert comments from the staff of the Commission as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated this 11th day of October 2007.

Energytec, Inc.

By:	/s/ Don Lambert
Don Lambert, President, CEO

By:	/s/ Dorothea W. Krempein
Dorothea W. Krempein, CFO